Prospectus Supplement No. 4 (To Prospectus dated August 11, 2020, as supplemented by prospectus supplement(s) identified on Appendix I hereto)	Filed pursuant to Rule 424(b)(7) Registration No. 333-244415

50,143,414 Shares

Premier, Inc.

Class A Common Stock

This prospectus supplement number 4 supplements and amends the prospectus dated August 11, 2020, as previously supplemented by the prospectus supplements identified on Appendix I hereto (together, the Prospectus), covering the resale from time to time by selling stockholders named in the Prospectus of up to an aggregate of 50,143,414 shares of Class A common stock (“Shares”) of Premier, Inc. (“Premier”) that may be resold from time to time by the selling stockholders listed in the table under the section titled “Selling Stockholders” in the Prospectus (the “Selling Stockholders”). The Selling Stockholders received their Shares pursuant to the Agreement and Plan of Merger, dated as of August 11, 2020 (the “Merger Agreement”), among Premier, Premier Healthcare Alliance, L.P. (“Premier LP”), a California limited partnership, and BridgeCo, LLC, a California limited liability company formed for the sole purpose of merging with and into Premier LP (“BridgeCo”), with Premier LP as the surviving entity. The Shares were issued to the Selling Stockholders as consideration under the Merger Agreement for the acquisition from such Selling Stockholders of all of their outstanding Class B Common Units of Premier LP.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

Our Class A common stock is traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol “PINC.” On October 1, 2020, the last reported sales price of our common stock on NASDAQ was $32.39 per share.

Investing in our securities involves risks. You should read carefully and consider the “Risk Factors” included in our most recent Annual Report on Form 10-K, as may be updated by our periodic and current reports, all of which are incorporated by reference herein, before investing in our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 2, 2020.

SELLING STOCKHOLDERS

The information in the table appearing under the heading “Selling Stockholders” in the Prospectus is supplemented and amended by the following information, which includes information with respect to the “Other Selling Stockholders” not previously listed in the Prospectus and supersedes information with respect to the Selling Stockholders listed below as of the date of this prospectus supplement. The following updated information is based solely upon information provided to us by the Selling Stockholders and is accurate, to the best of our knowledge, as of the date of this prospectus supplement.

The following table sets forth the Selling Stockholders’ beneficial ownership of our Class A common stock as of the date of this prospectus supplement. The number and percentage of shares of Class A common stock shown in the table as beneficially owned after this offering by each Selling Stockholder assumes the sale of all shares of Class A common stock offered by the Selling Stockholder and that the Selling Stockholder does not acquire any additional shares of Class A common stock. Information in the table below with respect to beneficial ownership has been furnished by each of the Selling Stockholders. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission.

The Selling Stockholders listed in the table below may have sold, transferred, otherwise disposed of or purchased, or may sell, transfer, otherwise dispose of or purchase, at any time and from time to time, shares of our Class A common stock in transactions exempt from the registration requirements of the Securities Act or in the open market after the date on which they provided the information set forth in the table below. Selling Stockholders may offer for sale all, some or none of their shares of Class A common stock. Therefore, it is difficult to estimate with any degree of certainty the aggregate number of shares of Class A common stock that the Selling Stockholders will ultimately offer pursuant to this prospectus supplement or that the Selling Stockholders will ultimately own upon completion of the offering to which this prospectus supplement relates. The following table does not take into account any restrictions on ownership or transfer as described in “Description of Capital Stock” in the Prospectus.

The Selling Stockholders named below and their permitted transferees, pledgees, orderees or other successors may from time to time offer the shares of our Class A common stock offered by this prospectus supplement. Except as otherwise indicated in the footnote below, the beneficial owner has sole voting and investment power with respect to the indicated shares of Class A common stock.

	Total Number of Shares of Class A Common Stock Beneficially Owned Prior to the Offering		Maximum Number of Shares of Class A Common Stock Being Offered	Total Number of Shares of Class A Common Stock Beneficially Owned After this Offering
Name of Selling Stockholder	Number	Percent(1)	Number	Number	Percent(1)
Greater New York Hospital Association, Inc.(2)	667,450	*	667,450	—	—%

*	Represents less than 1.0%.
(1)

Percentage of beneficial ownership is based upon the number of shares of Class A common stock outstanding as of the date of this prospectus supplement. Because the Selling Stockholders are not obligated to sell any portion of their Shares shown as offered by them, it is difficult to estimate with any degree of certainty the actual number of shares or percentage of our Class A common stock that will be held by the Selling Stockholders upon completion of this offering. Selling Stockholders may offer for sale all, some or none of their shares of Class A common stock listed in the table above. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus supplement will be held by Selling Stockholders.

(2)

Includes shares that were transferred to Greater New York Hospital Association, Inc. from GNYHA Purchasing Alliance, LLC (“GNYHA PA”) on or about October 2, 2020. GNYHA PA was initially identified in our registration statement on Form S-3 filed with the Securities and Exchange Commission on August 11, 2020.

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Appendix I

Table of Prospectus Supplement(s)

To

Prospectus dated August 11, 2020

Prospectus Supplement Number	Date of Prospectus Supplement
Number 1	August 14, 2020
Number 2	August 21, 2020
Number 3	September 4, 2020

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